UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.   )*

GULF COAST ULTRA DEEP ROYALTY TRUST
(Name of Issuer)

Royalty Trust Units
(Title of Class of Securities)

40222T104
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*
This Schedule 13G constitutes Amendment No. 1 to the Schedule 13G on behalf of Fortress MK Advisors LLC, FIG LLC, Fortress Operating Entity I LP, FIG Corp. and Fortress Investment Group LLC (the “Fortress 13G”), and Amendment No. 3 to the Schedule 13G on behalf of Mount Kellett Capital Management LP (the “Mount Kellett 13G”). This Schedule 13G constitutes an amendment and restatement of the Fortress 13G and the Mount Kellett 13G in their entirety.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	40222T104

1	NAME OF REPORTING PERSON Mount Kellett Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 31,389,743
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 31,389,743
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,389,743
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.6%*
12	TYPE OF REPORTING PERSON IA

*	All percentages of Royalty Trust Units outstanding contained herein are based on 230,172,696 shares of Royalty Trust Units outstanding, as reported in the Issuer’s Form 10-Q, filed November 6, 2015.

CUSIP No.	40222T104

1	NAME OF REPORTING PERSON Fortress MK Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 31,389,743
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 31,389,743
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,389,743
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.6%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	40222T104

1	NAME OF REPORTING PERSON FIG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 31,389,743
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 31,389,743
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,389,743
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.6%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	40222T104

1	NAME OF REPORTING PERSON Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 31,389,743
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 31,389,743
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,389,743
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	40222T104

1	NAME OF REPORTING PERSON FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 31,389,743
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 31,389,743
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,389,743
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.6%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	40222T104

1	NAME OF REPORTING PERSON Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 31,389,743
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 31,389,743
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,389,743
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.6%
12	TYPE OF REPORTING PERSON OO

Item 1(a)	Name of Issuer

Gulf Coast Ultra Deep Royalty Trust

Item 1(b)	Address of Issuer’s Principal Executive Offices

c/o The Bank of New York Mellon Trust Company, N.A., as trustee
Institutional Trust Services
919 Congress Avenue, Suite 500
Austin, Texas 78701

Item 2(a)	Name of Person Filing

This statement is filed by:

(i)
Each of Mount Kellett and Fortress MK, which respectively, through one or more intermediate entities, provide joint investment advisory and other joint services to the Funds and may therefore be deemed to beneficially own the Royalty Trust Units beneficially owned thereby;

(ii)	FIG is the holder of all of the issued and outstanding interests in Fortress MK and may therefore be deemed to beneficially own the Royalty Trust Units beneficially owned thereby;

(iii)	FOE I is the holder of all the issued and outstanding interests of FIG and may therefore be deemed to beneficially own the Royalty Trust Units beneficially owned thereby;

(iv)	FIG Corp. is the general partner of FOE I and may therefore be deemed to beneficially own the Royalty Trust Units beneficially owned thereby; and

(v)	Fortress is the holder of all the issued and outstanding shares of FIG Corp. and may therefore be deemed to beneficially own the Royalty Trust Units beneficially owned thereby.

The Joint Filing Agreement among the Reporting Persons to file this Amendment to Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act was filed as Exhibit 99.1 to Amendment No. 1 to Schedule 13G, filed August 7, 2015 and is incorporated herein by reference.

Item 2(b)	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is:  c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Item 2(c)	Citizenship

See Item 4 of each of the cover pages.

Item 2(d)	Title of Class of Securities

Royalty Trust Units

Item 2(e)	CUSIP No.

40222T104

Item 3.	If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned: see Item 9 of each of the cover pages.

(b)	Percent of Class: see Item 11 of each of the cover pages.

(c)	Number of Shares as to which such person has:

(i)	sole power to vote or to direct the vote: see Item 5 of each of the cover pages.

(ii)	shared power to vote or to direct the vote: see Item 6 of each of the cover pages.

(iii)	sole power to dispose or to direct the disposition of: see Item 7 of each of the cover pages.

(iv)	shared power to dispose or to direct the disposition of: see Item 8 of each of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2016

MOUNT KELLETT CAPITAL MANAGEMENT LP
By:	Mount Kellett Capital Management GP LLC, its general partner
	By:	/s/ Jonathan Fiorello
	Name:	Jonathan Fiorello
	Title:	Authorized Signatory

FORTRESS MK ADVISORS LLC
	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Authorized Signatory

FIG LLC
	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

FORTRESS OPERATING ENTITY I LP
By: FIG Corp., its sole general partner
	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

FIG CORP.
	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

FORTRESS INVESTMENT GROUP LLC
	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary